Exhibit 99

Media release


December 18, 2001

For immediate release


UBS Board of Directors announces senior management changes


Peter Wuffli replaces Luqman Arnold as President of the Group Executive Board. UBS PaineWebber becomes a separate business group. John Costas joins the Group Executive Board as CEO of UBS Warburg.

Zurich/Basel, December 18, 2001 -- UBS today announces a number of senior management changes. Peter Wuffli, formerly CEO of UBS Asset Management, replaces Luqman Arnold as President of the Group Executive Board with immediate effect. This change reflects a number of differences of opinion. There are no financial, operational or control issues behind it.

Marcel Ospel, Chairman of the Board of Directors, said "We regret the necessity to make this leadership change. We appreciate the many contributions Luqman has made to the strategy, financial management and transparency of UBS. Under the new leadership there will be no change in UBS's strategy, focus, direction or values."

Peter Wuffli, will be replaced as CEO of UBS Asset Management by John Fraser, currently President and COO of that business.

John Costas, currently President and Chief Operating Officer, will become Chief Executive Officer of UBS Warburg, assuming the day-to-day operational leadership of the business group. Markus Granziol will remain Chairman of UBS Warburg, continuing to perform executive tasks focusing particularly on developing strategy and strengthening key relationships with corporate and institutional clients. Markus and John will both sit on UBS's Group Executive Board, and will both be based in London.

From the beginning of 2002, the Private Clients business unit of UBS Warburg, centered on UBS PaineWebber, will become a separate business group within UBS. This business group will be titled UBS PaineWebber. Within a year of PaineWebber's merger with UBS Warburg, much has been delivered. Its businesses have been seamlessly integrated, and a very strong relationship has been forged with the Corporate and Institutional Clients business. This relationship has been beneficial to both sets of clients, with UBS PaineWebber clients securing greater access to global markets and investment banking products, and UBS Warburg corporate clients benefiting from hugely strengthened distribution. With these achievements behind it, UBS PaineWebber will now focus particularly on working closely together with UBS Private Banking to build a single global wealth management platform for UBS.

To facilitate this co-operation, UBS is establishing a Wealth Management Board, chaired by Joseph J Grano, CEO of UBS PaineWebber. This Board will additionally comprise John Fraser, CEO of UBS Asset Management, Georges Gagnebin, CEO of UBS Private Banking, Stephan Haeringer, CEO of UBS Switzerland, and Mark Sutton, President of the US Private Client Group, UBS PaineWebber. The objective of the Board will be to co-ordinate the strategies of all UBS Group's wealth management businesses, aligning approaches and seeking further synergies.

"The welcome we have found at UBS has exceeded all our expectations this past year, and our businesses are working powerfully together, especially in the US," said Joseph J Grano, CEO of UBS PaineWebber. "We are convinced that together we can build UBS into the foremost wealth management firm in every key market globally."

The management changes will be effective immediately, and structural changes will be reflected in our financial reporting from January 1, 2002. Current granularity of disclosure will be maintained.


UBS


Enclosure:
o   Biographies
o   Presentation of Peter Wuffli

Biographies


                                 Peter A. Wuffli

Since 18 December 2001   President of the Group Executive Board

     Date of Birth       26 October 1957

--------------------------------------------------------------------------------
         Education       1976-1984   Studies in economics and social sciences at
                                     the University of St. Gall, Doctorate in
                                     International Management

                         1978-1984   Economics reporting for the Neue Zurcher
                                     Zeitung

--------------------------------------------------------------------------------
   Professional
           History       Since 1998  UBS AG, Member of the Group Executive
                                     Board:

                         1999-2001   CEO, UBS Asset Management

                         1998-1999   UBS Group Chief Financial Officer

                         1994-1998   Swiss Bank Corporation, Chief Financial
                                     Officer, Member of the Group Executive
                                     Committee

                         1990-1993   Partner, member of McKinsey Switzerland
                                     senior management; leader of Swiss banking practice

                         1984-1993   Management consultant with McKinsey & Co.
                                     Zurich

--------------------------------------------------------------------------------
    Board Mandates                   The Institute of International Finance,
                                     Inc. Vice Chairman, IMD International
                                     Institute for Management Development

--------------------------------------------------------------------------------
     Personal Data                   Married, three children

--------------------------------------------------------------------------------
           Hobbies                   Opera, Latin-American literature

--------------------------------------------------------------------------------

                              John P. Costas

Since 18 December 2001   Chief Executive Officer of

UBS Warburg

                         Member of the Group Executive Board, UBS AG

     Date of Birth       27 January 1957

--------------------------------------------------------------------------------
         Education       1981        The Tuck School at Dartmouth, MBA Finance

                         1979        University of Delaware, BA Political
                                     Science

--------------------------------------------------------------------------------
   Professional
           History       2001-       President and Chief Operating Officer, UBS
                                     Warburg Member of the Group Managing Board

                         1999 Chief Operating Officer and Global Head Fixed Income UBS Warburg; Member of the Group Managing Board

                         1998 Warburg Dillon Read, Managing Director, Global Head of Fixed Income

                         1996 Union Bank of Switzerland, Senior Managing Director Global Head of Fixed Income (as of January 1997) Head of U.S. Fixed Income and Derivatives (March 1996-June 1997)

                         1981-96 Credit Suisse First Boston Co-Head of Global Fixed Income, Member of the Executive Board

--------------------------------------------------------------------------------

                              John A. Fraser

                              Chief Executive Officer of Business Group UBS Asset Management
                              Member of the Group Managing Board, UBS AG

Date of Birth            8 August 1951

--------------------------------------------------------------------------------
Education         University of Monash
                  First Class honours Degree in Economics

--------------------------------------------------------------------------------
   Professional
           History       Since 1998  UBS Asset Management:

                         2001 President and Chief Operating Officer, and Head Asia Pacific, UBS Asset Management; Member of the Group Managing Board, UBS AG

                         2000 Head Asia Pacific; Member of the Group Managing Board, UBS AG

                         1998 Head of Account Management & Business Development Asia/Pacific ex Japan

                         1993-98     Swiss Bank Corporation:

                         1994 Executive Chairman and CEO SBC Australia Funds Management Ltd.

                         1993        Executive Director SBC Australia

                         1990-92 Deputy Secretary (Economic) at the Australian Treasury

                         1973-89 Various positions within the Australian Treasury (incl. overseas postings at the IMF in Washington and the Australian Embassy in Washington)

--------------------------------------------------------------------------------
    Board Mandates       Australian Stock Exchange
                         Australian Unity Funds Management Ltd.
                         Former Board member, Australian Investment Managers'
                         Association

--------------------------------------------------------------------------------
     Personal Data       Married

--------------------------------------------------------------------------------

Presentation (Peter Wuffli, 18 December 2001)


Group Executive Board
--------------------------------------------------------------------------------

Peter Wuffli                  President of the GEB

John P. Costas                CEO UBS Warburg

Georges Gagnebin              CEO Private Banking

Joseph J. Grano               Chairman & CEO UBS PaineWebber

Markus Granziol               Chairman UBS Warburg

Stephan Haeringer             CEO UBS Switzerland




[GRAPHIC] UBS
Financial Services Group

UBS business units
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 [GRAPHIC] UBS
--------------------------------------------------------------------------------

--------------  --------------  --------------  --------------  --------------
     UBS          UBS Asset          UBS              UBS          Corporate
 Switzerland      Management       Warburg        PaineWebber       Center
--------------  --------------  --------------  --------------  --------------

--------------                  --------------
   Private                       Corporate &
   Banking                      Institutional
                                  Clients
--------------                  --------------

--------------                  --------------
  Private &
  Corporate                      UBS Capital
  Clients
--------------                  --------------





Notes:
1    Effective as of January 1, 2002
[GRAPHIC] UBS
Financial Services Group

Wealth Management Board
--------------------------------------------------------------------------------

Joseph J. Grano               Chairman UBS PaineWebber

John Fraser                   UBS Asset Management

Georges Gagnebin              UBS Private Banking

Stephan Haeringer             UBS Switzerland

Mark Sutton                   UBS PaineWebber






[GRAPHIC] UBS
Financial Services Group

Caution regarding forward-looking statement
--------------------------------------------------------------------------------

This communication contains statements that constitute "forward-looking statements", including, without limitation, statements relating to the implementation of strategic initiatives, including the implementation of the new European wealth management strategy, expansion of our corporate finance presence in the US and worldwide, and other statements relating to our future business development and economic performance.

While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.

These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates,
(3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties, (6) legislative developments, (7) the impact of the terrorist attacks on the World Trade Center and other sites in the United States on 11 September 2001 and subsequent related developments and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those with the SEC.

More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2000. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.







[GRAPHIC] UBS
Financial Services Group

                           INCORPORATION BY REFERENCE

     This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-3 (Registration Numbers 333-64844; 333-62488; 333-62488-01 to -04; 333-52832;
333-52382-01 to -03; 333-46216; 333-46216-01 and -02; and 333-46930) and on Form
S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212;
and 333-49210), and the registration statement of Corporate Asset Backed Corporation on Form S-3 (Registration Number 333-61522), and into any outstanding offering circular that incorporates by reference any Form 6-K's of UBS AG that are incorporated into its registration statements filed with the SEC.




                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         UBS AG



                                         By:    /s/ Robert Dinerstein
                                             -----------------------------------
                                              Name:  Robert Dinerstein
                                              Title: Managing Director


                                         By:   /s/ Robert Mills
                                             -----------------------------------
                                              Name:  Robert Mills
                                              Title: Managing Director



Date:  December 18, 2001